FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 13, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 13, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has acquired an interest in the West Tanana Project, a large (51,792 acres) land package located 250 kilometres west of Fairbanks, Alaska, from Doyon Limited.  The Issuer’s 2006 exploration program, estimated to cost USD 80,000, is now underway and it is estimated that it will take approximately 4 weeks to complete.

Item 5.	Full Description of Material Change

The Issuer has acquired, from Doyon Limited, an Alaska Native Regional Corporation, by way of a mining exploration agreement with option to lease, the West Tanana project, a large (51,792 acres) land package located 250 kilometres west of Fairbanks, Alaska.  The project has barge access, via the Yukon River, to a road network developed for historic placer gold mining.

The geologic setting of the West Tanana property is similar to that in the Goodpaster District, which hosts the Pogo deposit and the Issuer’s new LMS discovery (where previous drilling has intersected values up to 2.8m @ 29.1 g/t gold – see the Issuer’s press release of September 5, 2006).  Geologically, the West Tanana project area is bound to the south by a major terrane structure and underlain by a thick sequence of metamorphic rocks that have been intruded, approximately 100 million years ago, by a batholith which correlates to the main stage Tintina gold event.

The West Tanana property contains a number of significant gold and ‘pathfinder’ trace element soil anomalies which have never been drill tested.  The best developed target to date, known as the Monday Creek soil anomaly, covers an area of roughly 1.5 km x 1 km and is open in all directions.  A total of 117 follow-up soil anomaly confirmation samples taken by the Issuer have confirmed and expanded these historic anomalies, returning soils values ranging from 3 ppb to 1010 ppb gold.  Within this anomalous zone are several parallel north-east-trending gold and pathfinder geochemical anomalies.  These anomalies are currently interpreted by the Issuer to reflect stacked, low angle mineralized structures.

Data provided by Doyon on ‘historical’ trenching conducted in the 1990’s referenced a pair of 0.5 metre wide, north-east trending shears with vein quartz and silicified schist.  Historical samples from the shear are reported to have ranged in grade from 5-16 g/t gold with greater than 10,000 ppm arsenic, 10-100 ppm bismuth, and 1-4 ppm tellurium, but this has yet to be confirmed by the Issuer’s ongoing project evaluation program.  The geochemical signature of this mineralization appears to be proximal magmatic and very similar to that found in the Pogo deposit.

Two other highly significant but less explored targets areas have been defined on the West Tanana land package.

The Issuer’s 2006 exploration program, which is currently underway, will infill and expand the soil grid in the Monday Creek area in preparation for trenching in 2007.  In addition, regional prospecting and sampling will be carried out over the Racine Creek area and other previously defined geochemical anomalies on this large under explored land package.  The anticipated cost of this program is approximately USD 80,000 and it is estimated to take approximately 4 weeks to complete.

The agreement with Doyon is a two stage Exploration Option/Mining Lease, whereby the Issuer has the option to enter into one or more mining leases over some or all of the Doyon conveyed lands (25,920 acres) and up to 3 leases totalling 8,000 acres over the Doyon selected lands (25,872 acres) subject to the exploration option agreement.

In order to maintain the option to lease in good standing, the Isuser is required to pay Doyon USD 350,000 over six years (five years plus one year extension, USD 50,000 first year,) make annual scholarship donations of USD 10,000 per year, and incur exploration expenditures totalling USD 2,625,000, subject to reduction to USD 2,125,000 if the lands subject to the option are reduced by 50% or more (USD 75,000 commitment for the first year).  If the Issuer does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of the Issuer.

At any time during the option period, the Issuer may enter into a mining lease with Doyon Limited with respect to any one or more area(s) of the lands in respect of which it has expended at least USD 600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study.  Each mining lease will have a term of 15 years and for so long thereafter as commercial production continues and requires advance minimum royalty payments of USD 250,000 per year during the first five years of the term.  The Issuer is also required to incur minimum mandatory exploration expenditures equal to the greater of USD 25/acre or USD 250,000 for each of the first five years and USD 50/acre or USD 500,000 in the sixth and each succeeding year.  If, on or before the 5th year of the term, the Issuer has not produced a feasibility study and made a production decision, the annual advance minimum royalty payments increase to USD 500,000.  Advance royalty payments are credited against 50% of production royalties.

Upon commencement of commercial production, the Issuer is required to pay a production royalty on precious metals, calculated as the greater of 2% of net smelter returns pre-payout and 4% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout, and on base metals, calculated as the greater of 1% of net smelter returns pre-payout and 3% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout.  Payout occurs when the Issuer has recouped cumulative gross revenues from production equal to its cumulative expenditures since the effective date of the lease.  Upon the Issuer having made a production decision with respect to any leased area, Doyon will also have the right to acquire a minimum of 5%, and a maximum of 10%, participating interest in the Issuer’s interest in that leased area by contributing an amount equal to 2.25 times Doyon’s elected percentage of the Issuer’s cumulative project expenditures to the joint venture to be formed upon Doyon’s election to participate.  Such contribution will be applied to fund 100% of joint venture expenditures until exhausted, following which each party will be required to contribute its pro rata share of further expenditures.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  The work program at West Tanana was designed and is supervised by Jeffrey A. Pontius, President of Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the exploration programs on the Issuer’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.

All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton J. Drescher, President & Director

Business Telephone No.:  (604) 683-6332

Item 9.	Date of Report

Dated at Vancouver, B.C. this 14th day of September, 2006.